June 23, 2010

Lyn Shenk

Branch Chief

Division of Corporate Finance

Securities and Exchange Commission

Washington, D.C. 20549

RE:	Sonic Corp.

File Number: 000-18859

Form 10-K for the Year Ended August 31, 2009

Dear Mr. Shenk:

The purpose of this letter is to provide the detailed response of Sonic Corp. (the “Company”) to the comments set forth in your letter dated May 25, 2010. Since our receipt of your letter, Terry Harryman, Controller of the Company, and I have had telephone discussions with Doug Jones of the Division of Corporate Finance to clarify certain comments. As part of those discussions, Mr. Jones advised that the staff would grant the Company an extension of time beyond the initial 10 business days to provide a response.

For your convenience, your comments have been reproduced in their entirety followed by our responses. We understand the purpose of your review process is to assist us in complying with the applicable disclosure requirements and to enhance the overall disclosures in our filing. In providing our response to your comments, we acknowledge:

•	we are responsible for the adequacy and accuracy of the disclosure in our filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to our filings; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-K for the Year Ended August 31, 2009

Management’s Discussion and Analysis

Liquidity and Capital Resources, page 22

1. Refer to the intended revised disclosure indicated in your response to our prior comment number 3. We believe your analysis of the variance in net cash flows from operating activities would be more meaningful by addressing the following:

(1) Quantify the effect of each factor cited so that investors may understand the relative impact of each;

(2) Clarify for us and in your disclosure how the $20.2 million in the decline in net income after adjustment of the cited items was derived;

(3) Even after adjustment for noncash items cited, changes in net income may not fully represent changes in cash without further analysis due to accrual based items still represented therein. A fuller discussion of how changes in the level of your results are representative of changes in operating cash flow may be useful;

(4) Clarify for us and in your disclosure why a decline in working capital represents a decrease in operating cash flows when such typically is indicative of an increase in operating cash flows; (5) Clarify for us and in your disclosure how an increase in restricted cash, a component of working capital as reported in the amount of working capital on page 16, and reduction of vendor payables contribute to a decline in working capital; and

(6) Clarify for us and in your disclosure how a reduction in vendor payables due to refranchising activities is reflective of a change in operating cash flows in terms of cash.

Please revise your disclosure accordingly and provide us a copy of your intended disclosure.

Response:

We will incorporate the guidance referenced in items (1) and (3) above in the Liquidity and Capital Resources disclosure in future filings.

Regarding item (2) above, the Company has reconsidered its approach and determined that it may be more meaningful to discuss the changes in terms of impact to cash flows rather than changes in net income and the reconciling non-cash adjustments. This approach has been incorporated in the intended revised disclosure below.

Regarding items (4), (5) and (6) above, the Company classifies restricted cash and vendor payables as operating assets and operating liabilities, respectively, on the statement of cash flows for purposes of reconciling from net income to cash provided by operating activities using the indirect method. The increase in restricted cash and decrease in vendor payables combined to produce an adjustment reducing net cash provided by operating activities on the statement of cash flows. To avoid confusion, the Company will not refer to changes in those items as changes in working capital in future disclosures.

The following is an example of our intended revised analysis relating to operating cash flows based on our fiscal 2009 Form 10-K:

Operating Cash Flows. Net cash provided by operating activities decreased by $38.4 million from $127.1 million in fiscal year 2008 to $88.7 million in fiscal year 2009. Of the total decrease, approximately $11.1 million relates to a decline in same-store sales at existing Partner Drive-Ins due to the difficult economic environment and $19.9 million relates to the refranchising of 205 Partner Drive-Ins during fiscal year 2009, partially offset by cash flow from new stores opened during the period of $2.8 million. The balance of the decrease in net cash provided by operating activities resulted primarily from an increase in restricted cash of $9.0 million compared to fiscal year 2008 related to the sale of collateralized real estate underlying several Partner Drive-Ins.

Notes to Consolidated Financial Statements

Note 10, Long-Term Debt, page 38

2. Refer to your response to our prior comment number 6. Notwithstanding your intention to remove the indicated terms from your disclosure, we believe it will be useful to investors to expand your disclosures in regard to the circumstances in which the remaining principal balance of the Class A-2 notes is given higher priority of payment from the secured sources and provide more clarity as to meaning of this provision. Please provide us with your intended revised disclosure.

Response:

The following is an example of our intended revised disclosure in response to comment number 2:

While the Class A-1 and A-2 notes (“the Notes”) have a legal final maturity date of December 2031, the Notes are structured to provide for a six year life with full repayment expected to occur by December 20, 2012. The Company expects to refinance the Notes on or before December 20, 2012. If the debt extends beyond December 20, 2012, the terms of the Notes provide for a 1% increase in the interest rate for the Class A-1 notes and an increase in the interest rate for the A-2 notes based on current market conditions. In addition, principal payments will accelerate by applying all of the residual from the royalties, lease revenues and other fees securing the debt, after the required debt service payments, until the debt is paid in full.

3. Additionally, please tell us and disclose the basis for the expected six year life of the Class A-2 notes and the anticipated repayment, and when the repayment is anticipated.

Response:

The expected life of the Class A-2 notes is based on the terms of the debt agreements, which provide that full payment of the notes is anticipated to occur by December 20, 2012, and we expect to pay the debt in full by that date. In future filings, we will revise our disclosure as provided in response to comment number 2, above, which we believe also responds to comment number 3.

4. It appears to us that your description, accounting treatment and reporting of the credit enhancement contained in your response to our prior comment number 7 is useful information to investors. Please revise your disclosure to include such.

Response:

In future filings, we will include in our disclosure the description, accounting treatment and reporting of the credit enhancement as previously provided in response to prior comment number 7.

If you have any additional questions, feel free to contact me at 405-225-4800.

Sincerely,

/s/ Stephen C. Vaughan
Stephen C. Vaughan
Executive Vice President and Chief Financial Officer

cc:	Doug Jones